May 5, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 4561
Washington, DC 20549
         Attn: Mr. John A. Spitz, Senior Staff Accountant

Re: First Federal Bankshares, Inc.
      Item 4.02 Form 8-K
      Filed February 25, 2008
      File Number: 000-25509

Dear Mr. Spitz:

We are writing to respond to your letter dated May 2, 2008, transmitting an additional comment of the staff of the Securities and Exchange Commission (the "Commission") related to the Form 8-K filed by First Federal Bankshares, Inc. (the "Company") on February 25, 2008.

Following are management's responses to the staff's comments:

o In the judgment of management, a conclusion as to whether securities rated less than double-A are or are not within the scope of Emerging Issues Task Force Issue No. 99-20 (EITF 99-20) rests on a subjective conclusion that the "securities [are] sufficiently collateralized to ensure the possibility of credit loss is remote." Although management believes this to be true (as it does at the time it makes all of its lending and investing decisions), due to the extremely subjective nature of these types of conclusions, management is not able to provide the "persuasive evidence" requested by the staff in its letter. Therefore, management will concede for discussion purposes that the Company's trust-preferred pooled securities (TPSs), all of which were investment grade at the time of purchase, fall within the scope of EITF 99-20.

o Paragraph 12 of EITF 99-20 requires holders of beneficial interests in securitized financial assets to "update the estimated cash flows over the life of the beneficial interests." Paragraph 12(b) further states that if upon evaluation "the fair value of the beneficial interest has declined below its reference amount [carrying value] an enterprise should determine whether the decline is other-than-temporary." The evaluation specified in paragraph 12(b) centers on management's assessment of whether "there has been an adverse change in the estimated cash flows" of the beneficial interest. Such assessment must "take into consideration both timing and amount of the estimated cash flows." The Company has acknowledged in previous correspondence with the staff that the fair value of Trapeza 2006-10A D2 has declined below its carrying value. This question is not at issue. However, as communicated in previous correspondence, management believes there has been no adverse change in the amount of probable future contractual cash flows of the security. Management acknowledges that there has been a change in the "timing" of cash flows of the security due to the deferral of interest for the holders of the D2 class, as was also communicated in our previous correspondence. However, due to the subordination and over-collateralization of cash flows within the TPS's structure, the Company will receive interest on deferred interest on this security and so the current total amount of cash flows exceed the expected amount of cash flows at the time of purchase.

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     As such, the current present value of the cash flows of Trapeza 2006-10A D2 using the accretable yield (as specified in paragraph 12(b) of EITF 99-20) is identical to the security's carrying value. Therefore, as provided in EITF 99-20 12(b), management concludes there is no adverse change in the estimated cash flows of this TPS. Accordingly, management concludes that
     the   decline   in  the  fair  value  of   Trapeza   2006-10A   D2  is  not
     "other-than-temporary."

o Management closely monitors all of its TPSs on a regular basis. Management is not aware of any credit downgrades on any of the securities in the Company's TPS portfolio nor is it aware of any additional defaults of underlying companies that secure its TPSs. Management is aware, however, of a very modest number of interest payment deferrals by companies of the underlying the TPS, but these deferrals have not affected the current cash flows the Company is receiving as a security holder. In addition, none of these deferrals have materially impacted management's assessment of the future probable contractual cash flows on any of its TPSs due to the subordination and over-collateralization inherent in the TPS structures.

We trust this letter addresses the staff's comment. Please do not hesitate to contact me at 712-277-0222 or mdosland@vantusbank.com if there are additional questions or comments.

Sincerely,





/s/ Michael W. Dosland
Michael W. Dosland
President and Chief Executive Officer

cc: Registrant Legal Counsel
    Registrant Independent Auditors
    Registrant Board of Directors

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